Exhibit 99.1

NYSE, TSX: NTR	News Release

June 19, 2018

Nutrien’s Annual Meeting of Shareholders to be held on Thursday, July 19, 2018

Nutrien Ltd. (Nutrien) today announced that its annual meeting of shareholders will be held on Thursday, July 19, 2018, at the Radisson Hotel, Salon A, 405 – 20th Street East, Saskatoon, Saskatchewan, at 4:30 p.m. (local time). Shareholders of common shares of Nutrien as at the close of trading on June 6, 2018 are eligible to vote their shares at the meeting. The event will be audio cast and available on the Company’s website at https://www.nutrien.com/investors/events.

The items of business to be considered at the meeting are described in the notice of meeting and accompanying management proxy circular, copies of which are being mailed to shareholders and are available on Nutrien’s website at www.nutrien.com and under Nutrien’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com